VF 2-28-02



[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

| OMB APPROVAL |
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SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
WASH. D.C.
SECTION


| SEC FILE NUMBER |
|---|
| 8-44907 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Regional Brokers, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John R. Kennedy Boulevard, Suite 400
(No. and Street)

| Philadelphia | Pennsylvania | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Boccella — 215-979-8960
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd.
(Name — *if individual, state last, first, middle name*)

| 2901 Jolly Road | Plymouth Meeting | Pennsylvania | 19462 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Patrick Lubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

NOTARIAL SEAL
ANTHONY J. BOCCELLA, Notary Public
City of Philadelphia Phila. County
My Commission Expires May 10, 2003

Sworn to and subscribed before me this 28th day of Feb 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income XXXXX
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXX
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2002
354
WASH, D.C.
SECTION

REGIONAL BROKERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

REGIONAL BROKERS, INC.

TABLE OF CONTENTS


& Associates Ltd

Albert L. Elko    Michael Pozielli
Michael J. Reinking    Gregory D. Stratoti
Joseph J. Glowacki    Leonard V. Santivasi
Robert G. Morlock    John J. Nihill
Marc R. Simmons

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Elko & Associates Ltd*

January 15, 2002

524 N. Providence Road    Media, PA 19063    610-565-3930    2901 Jolly Road    Plymouth Meeting, PA 19462    610-279-9100
335 Glassboro Road    Suite 202 A    Woodbury Heights, NJ 08097    856-845-6660

# BALANCE SHEETS

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

| | DECEMBER 31, | |
|---|---|---|
| | 2001 | 2000 |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 330,778 | $ 154,341 |
| Marketable securities - available-for-sale | - | 155,864 |
| Commissions receivable - clearing broker | 183,567 | 209,269 |
| Receivables - officer and employees | 161,875 | 49,102 |
| Prepaid expenses | 18,263 | 8,737 |
| Total Current Assets | 694,483 | 577,313 |
| FURNITURE AND EQUIPMENT - net of accumulated depreciation of $165,661 and $157,499 | 12,733 | 20,828 |
| OTHER ASSETS | | |
| Long-term investments | 23,350 | 23,350 |
| Security deposits | 180 | 449 |
| Total Other Assets | 23,530 | 23,799 |
| TOTAL ASSETS | $ 730,746 | $ 621,940 |

The accompanying Notes are an integral part of these statements.

## LIABILITIES

| | 2001 | 2000 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Securities sold, not yet purchased, at market value | $ 84,381 | $ - |
| Accounts payable | 44,350 | 53,436 |
| Accrued expenses | 645 | 572 |
| Total Current Liabilities | 129,376 | 54,008 |

## STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| COMMON STOCK - no par value; stated value $500 per share, 10,000 shares authorized, 1,010 shares issued, 1,003 shares outstanding - 2001; 10,000 shares authorized, 1,010 shares issued, 1,005 shares outstanding - 2000 | 505,000 | 505,000 |
| ADDITIONAL PAID-IN CAPITAL | 7,531 | 10,891 |
| RETAINED EARNINGS | 95,838 | 60,401 |
| LESS: TREASURY STOCK - 7 shares, at cost - 2001; 5 shares, at cost - 2000 | (7,000) | (8,360) |
| Total Stockholders' Equity | 601,370 | 567,932 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 730,746 | $ 621,940 |

The accompanying Notes are an integral part of these statements.

# REGIONAL BROKERS, INC.
## STATEMENTS OF INCOME

| | FOR THE YEAR ENDED DECEMBER 31, | |
|---|---|---|
| | 2001 | 2000 |
| COMMISSION INCOME | $ 3,229,471 | $ 3,198,903 |
| OPERATING EXPENSES | | |
| Clearance fees | 213,678 | 260,526 |
| Salaries | 1,912,678 | 1,729,656 |
| Payroll taxes | 91,112 | 93,717 |
| Employee benefits | 121,221 | 130,577 |
| Telephone | 68,561 | 88,475 |
| Insurance | 740 | 544 |
| Trading software expense | 56,625 | 60,600 |
| Total Operating Expenses | 2,464,615 | 2,364,095 |
| GENERAL AND ADMINISTRATIVE EXPENSES | 726,703 | 690,012 |
| INCOME FROM OPERATIONS | 38,153 | 144,796 |
| OTHER INCOME (EXPENSE) | | |
| Dividend income | 281 | 5,486 |
| Interest income | 12,477 | 18,490 |
| Realized loss on sale of marketable securities | (21,586) | - |
| Unrealized gain (loss) on investments | 4,034 | (5,460) |
| Investment loss | (5,081) | (122,500) |
| Miscellaneous income | 7,160 | - |
| Total Other Income (Expense) | (2,715) | (103,984) |
| NET INCOME | $ 35,437 | $ 40,812 |

The accompanying Notes are an integral part of these statements.

# REGIONAL BROKERS, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TREASURY STOCK | TOTAL |
|---|---|---|---|---|---|
| BALANCE - JANUARY 1, 2000 | $ 502,000 | $ 5,081 | $ 19,589 | $ - | $ 526,670 |
| ISSUANCE OF 6 SHARES OF COMMON STOCK | 3,000 | 5,810 | - | - | 8,810 |
| PURCHASE OF 5 SHARES OF TREASURY STOCK | - | - | - | (8,360) | (8,360) |
| NET INCOME | - | - | 40,812 | - | 40,812 |
| BALANCE - DECEMBER 31, 2000 | 505,000 | 10,891 | 60,401 | (8,360) | 567,932 |
| PURCHASE OF 552 SHARES OF TREASURY STOCK | - | - | - | (552,000) | (552,000) |
| SALE OF 550 SHARES OF TREASURY STOCK | - | (3,360) | - | 553,360 | 550,000 |
| NET INCOME | - | - | 35,437 | - | 35,437 |
| BALANCE - DECEMBER 31, 2001 | $ 505,000 | $ 7,531 | $ 95,838 | $ (7,000) | $ 601,369 |

The accompanying Notes are an integral part of these statements.

# REGIONAL BROKERS, INC.
## STATEMENTS OF CASH FLOWS

| | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | 2001 | 2000 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 35,437 | $ 40,812 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 9,850 | 13,744 |
| Realized loss on sale of marketable securities | 21,586 | - |
| Unrealized gain on investments | (4,034) | 5,460 |
| (Increase) decrease in assets | | |
| Commissions receivable - clearing broker | 25,702 | (33,136) |
| Prepaid expenses | (9,526) | 255 |
| Security deposit | 269 | 135 |
| Increase (decrease) in liabilities | | |
| Accounts payable | (9,084) | (9,999) |
| Accrued expenses | 73 | (9) |
| Net Cash Provided by Operating Activities | 70,273 | 17,262 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Proceeds from sale of securities | 244,277 | - |
| Purchase of furniture and equipment | (1,756) | (7,314) |
| Receivables - officers and employees | (112,773) | 99,545 |
| Purchase of marketable securities - available-for-sale | (21,584) | (50,518) |
| Purchase of long-term investments | - | (23,350) |
| Net Cash Provided (Used) by Investing Activities | 108,164 | 18,363 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Issuance of common stock | - | 8,810 |
| Sale of treasury stock | 550,000 | - |
| Purchase of treasury stock | (552,000) | (8,360) |
| Net Cash Provided (Used) by Financing Activities | (2,000) | 450 |
| NET INCREASE IN CASH | 176,437 | 36,075 |
| CASH - BEGINNING OF YEAR | 154,341 | 118,266 |
| CASH - END OF YEAR | $ 330,778 | $ 154,341 |

The accompanying Notes are an integral part of these financial statement.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE A - Summary of Significant Accounting Policies

Business Activity – Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company maintains its records on the accrual basis of accounting.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made in these statements.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

| | Range in Years |
|---|---|
| Office equipment | 5 |
| Furniture and fixtures | 5 - 7 |
| Computer equipment | 3 - 5 |

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Advertising Costs – The Company expenses advertising costs as incurred. Advertising costs were $3,990 and $4,100 for the years ended December 31, 2001 and 2000, respectively.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE A - Summary of Significant Accounting Policies - continued

Reclassifications – Certain of the amounts previously reported in the financial statements for the prior year have been reclassified to conform with the current year classifications.

Reporting of Comprehensive Income – FASB issued SFAS 130, *Reporting Comprehensive Income* which established standards for reporting and display of comprehensive income and its components in the financial statements.

NOTE B – Marketable Securities

A summary of aggregate fair value and other information by security type at the current balance sheet dates is as follows:

| | Cost | Net Unrealized Loss | Fair Market Value |
|---|---|---|---|
| December 31, 2001 | | | |
| Municipal Bonds | $ 84,381 | $ (1,426) | $82,955 |
| December 31, 2000 | | | |
| Mutual Funds | $161,324 | $ (5,460) | $155,864 |

The net unrealized loss consists of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Gross unrealized gains | $ 5,460 | $ 5,518 |
| Gross unrealized losses | $(1,426) | (10,978) |
| | $ 4,034 | $ (5,460) |

At December 31, 2001, marketable securities owned and sold, not yet purchased, consist of investments at market value as follows:

| | Sold Not Yet Purchased |
|---|---|
| Municipal Bonds | $84,381 |

NOTE C - Property and Equipment

Property and equipment are summarized by major classifications as follows at December 31:

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE C – Property and Equipment – continued

| | 2001 | 2000 |
|---|---|---|
| Furniture and fixtures | $ 39,302 | $ 39,302 |
| Office equipment | 9,807 | 9,807 |
| Computer equipment | 129,286 | 129,218 |
| Total | 178,395 | 178,327 |
| Accumulated depreciation | (165,661) | (157,499) |
| Total Property and Equipment | $ 12,734 | $ 20,828 |

NOTE D – Line of Credit

In September 2000, the Company entered into a $200,000 line of credit agreement with a bank. The credit agreement expires June 30, 2002, and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the prime rate plus 0.5%.

The unused available borrowings under the line of credit agreement at December 31, 2001 were $200,000.

The line of credit has the following financial covenants which are required to be maintained throughout the term of the line:

- Minimum net worth of $500,000
- Debt to worth ratio not to exceed 0.75

The Company met these covenants for the year ended December 31, 2001.

NOTE E – Long-Term Investments

Long-term investments consist of common stock subscriptions and warrants in a company. The warrants entitle the holder to purchase four shares of common stock equally over a four-year period beginning in June 2002. The subscriptions and warrants are classified as long-term investments until the common stock is issued. At December 31, 2001 and 2000, long-term investments consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Warrants | $20,100 | $20,100 |
| Common stock subscriptions | 3,250 | 3,250 |
| Total | $23,350 | $23,350 |

NOTE F – Derivative Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (FAS 133). In accordance with FAS 133, gains and losses on derivative instruments not designated as hedging instruments are recognized in earnings in the period of the change in fair value.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE F – Derivative Instruments – continued

The Company had an open futures contract in United States Treasury Bonds, for investment purposes, at December 31, 2000. The loss on the open futures contract was recorded in investment income for the year ended December 31, 2000. There is a margin requirement of $17,550 on the contract. The Company has satisfied the margin requirement at December 31, 2000.

NOTE G – Common Stock

In March 2000, the Company issued 6 shares of common stock to an existing stockholder for $8,810.

NOTE H – Treasury Stock

In November 2000, the Company purchased 5 shares of treasury stock for $8,360. Treasury stock is shown at cost.

In September 2001, the Company purchased 552 shares of treasury stock for $552,000.

During the year ended December 31, 2001, the Company sold 550 shares of treasury stock for $550,000.

NOTE I – Investment Income

Investment income consists of net gains or losses arising from municipal bonds and future contracts in U.S. Treasury Bonds.

NOTE J - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space which expires in October 2002. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13. Rent expense for the years ended December 31, 2001 and 2000 was $68,839 and $67,770, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

| | |
|---|---|
| 2002 | $50,625 |

NOTE K- Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE K- Capital Requirements - continued

At December 31, 2001 and 2000, the Company's "Aggregate Indebtedness" was $129,378 and $54,008, respectively, and "Net Capital" was $379,596 and $415,137, respectively, and its percent of aggregate indebtedness to net capital was 34.08% and 13.01%, respectively. Net capital exceeded minimum capital requirements by $279,596 and $315,137 at December 31, 2001 and 2000, respectively.

NOTE L - Related Party Transactions

During 1993, the Company entered into a consulting agreement with an affiliated company, which provided financial and advisory services. The Company incurred and paid consulting fees in the amount of $92,800 and $50,000 in 2001 and 2000, respectively. The consulting agreement was terminated in September 2001.

NOTE M - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan. The Plan covers substantially all full-time employees. Company contributions are determined annually by the Board of Directors, and there is no requirement to match the employee contribution. No contribution had been made by the Company for the years ended December 31, 2001 or 2000.

NOTE N – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE O – Retained Earnings Restatement

Retained earnings at December 31, 2000 was restated to reflect the change in recognizing unrealized gains and losses in the balance sheet to the statement of income. This restatement did not result in any change to stockholders' equity at December 31, 2000.

# SUPPLEMENTARY INFORMATION

# REGIONAL BROKERS, INC.
## SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

| | FOR THE YEAR ENDED DECEMBER 31, | |
|---|---|---|
| | 2001 | 2000 |
| Advertising | $ 3,990 | $ 4,100 |
| Bad debts | 15,908 | - |
| Business use and occupancy tax | 18,435 | 18,958 |
| Capital stock tax | 1,205 | 2,160 |
| Consulting | 92,800 | 50,000 |
| Depreciation | 9,850 | 13,744 |
| Dues and subscriptions | 63,206 | 31,243 |
| Insurance | 9,788 | 8,347 |
| Insurance - officer's life | 2,765 | 4,073 |
| Internet expense | 27,982 | 28,560 |
| Legal and accounting fees | 103,520 | 159,556 |
| Office expense | 24,375 | 12,948 |
| Office supplies | 6,454 | 6,905 |
| Payroll taxes | 6,646 | 6,164 |
| Regulatory fees | 19,135 | 18,711 |
| Rent | 68,839 | 67,770 |
| Repairs and maintenance | 1,801 | 5,074 |
| Salaries | 100,934 | 85,000 |
| Travel and entertainment | 149,072 | 166,699 |
| TOTAL GENERAL AND ADMINISTRATIVE EXPENSES | $ 726,703 | $ 690,012 |

# REGIONAL BROKERS, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | DECEMBER 31, | |
|---|---|---|
| | 2001 | 2000 |
| **NET CAPITAL** | | |
| Total Stockholders' Equity | $601,369 | $567,932 |
| Deductions and/or Charges | | |
| Nonallowable assets | | |
| Funds in excess of required clearing deposits | 308 | 624 |
| Open futures contract | - | 26,325 |
| Receivables - stockholders, officers, employees and other | 161,875 | 49,102 |
| Prepaid expenses | 18,263 | 8,737 |
| Property and equipment | 12,734 | 20,828 |
| Long-term investments | 23,350 | 23,350 |
| Security deposit | 180 | 449 |
| Net capital before haircuts on securities positions | 384,659 | 438,517 |
| Haircut on securities | 5,063 | 23,380 |
| Net Capital | $379,596 | $415,137 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items Included in Statements of Financial Condition | | |
| Accounts payable | $ 44,352 | $ 53,436 |
| Accrued expenses | 645 | 572 |
| Securities sold, not yet purchased | 84,381 | - |
| Total Aggregate Indebtedness | $129,378 | $ 54,008 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Required by Company | $100,000 | $100,000 |
| Excess Net Capital at 1500% | $279,596 | $315,137 |
| Excess Net Capital at 1000% | $279,596 | $315,137 |
| Ratio: Aggregate Indebtedness to Net Capital | .34 to 1 | .13 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (included in Part II of Form X-17A-5 as of December 31, 2001 and 2000) | | |
| Net capital as reported in Company's Part II (Unaudited) Focus Report | $378,862 | $415,561 |
| Net audit adjustments | 734 | (424) |
| Net Capital | $379,596 | $415,137 |



& Associates Ltd

Albert L. Elko Michael Pozielli
Michael J. Reinking Gregory D. Stratoti
Joseph J. Glowacki Leonard V. Santivasi
Robert G. Morlock John J. Nihill
Marc R. Simmons

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Regional Brokers, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

524 N. Providence Road Media, PA 19063 610-565-3930 2901 Jolly Road Plymouth Meeting, PA 19462 610-279-9100
335 Glassboro Road Suite 202 A Woodbury Heights, NJ 08097 856-845-6660

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

*Elko & Associates Ltd*

January 15, 2002